Exhibit 99.1

VITRU LIMITED

Announces

Fourth

Quarter and Full Year 2020 Financial

Results

4Q20 Results

Florianopolis, Brazil, March 31, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), leading pure digital education group in the post-secondary digital education market in Brazil, today reported financial and operating results for the three and 12 months period ended December 31, 2020 (fourth quarter 2020 or 4Q20 and full year of 2020 or 2020). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS). Vitru operates its hubs under the UNIASSELVI brand with almost 302 thousand students in digital education undergraduate and graduate courses, more than 3.5 thousand tutors and 709 hubs distributed throughout Brazil.

Vitru’s 2020 financial results boosted by a strong organic growth, market share increases and high quality indicators, which drove Adjusted EBITDA up 25%

To our shareholders

Pedro Graça, Vitru’s CEO, commented: “We are delighted that our full year results confirm our ability to deliver continued and sustainable growth despite all the challenges brought about by SARS COVID-19.

It has been a challenging year for most industries, including education, as well to ourselves as citizens. And I am very proud of the positive attitude and outstanding response of Vitru’s great team to keep providing a quality education experience and unparallel value proposition for our students.

Looking back to the beginning of 2020, it is possible to see how promptly Vitru adapted its processes and platforms to provide the necessary infrastructure to continue offering its hybrid classes, while at the same time the hubs, tutors and academic professionals stepped up to meet the challenges imposed by the pandemic.

This quick response is part of Vitru’s DNA. The disruptive hybrid student-centric model - which emphasizes flexibility, affordability and a strong relationship with all stakeholders engaged in our platform - is proving to be a successful strategy and delivering consistent growth across key academic, operating and financial metrics.

Vitru ended 2020 with 310 thousand enrolled students – 97% of them in digital education – representing a 28.5% growth over 2019 students base. Intake in our core business (Digital Education - or DE – Undergraduate) reached 132.0 thousand new students in the first half of 2020 and 109.4 thousand new students in the second half of the year, an increase of 30% and 40%, respectively when compared to the corresponding intake cycles of 2019. These increases, combined with the continued maturation of our hubs, have driven the 26% year over year growth in the Net Revenue of the Digital Education Undergraduate segment in 2020. Moreover, the Consolidated Adjusted EBITDA margin increased to 28.2% in 2020 vs 25.5% in 2019, given the continued improvement of our operational leverage.

Importantly, 2020 was a year with plenty of milestones to be celebrated. In September 2020, Vitru completed its initial public offering (IPO), becoming the sixth company in Brazil to have its shares traded on the Nasdaq Stock Exchange in the United States. Through a primary offering we raised US$96 million, which will be directed mainly to fund inorganic growth opportunities.

We have also developed and launched a new version of our Digital Platform for Content Delivery, aiming at improving even further the user’s experience, including through certain adaptative learning concepts. Our Leo app, which provides full mobile access for our students, was also upgraded throughout last year to bring even more flexibility and optionality in the academic journey.  All our digital content is available in this mobile-friendly platform, in which the student has integrated support through WhatsApp and can also perform administrative and transactional tasks related to their studies.  Besides, the internet access is paid by Uniasselvi, so the student has no additional cost to exploit the full capacity of the new Leo app.

In October, the most recent post-secondary education census was released by the Brazilian Ministry of Education (MEC), with figures as of 2019. It has confirmed that, in 2019, Vitru was the #1 pure distance

4Q20 and 2020 Results	2

learning education group in the private post-secondary distance learning education market in Brazil for the second consecutive year, with a market share of 12.3% (up from 10.8% in 2018). The compound annual growth rate (CAGR) of the post-secondary distance learning education private market between 2016 and 2019 was 18.7%, while Vitru’s CAGR was 41.9% in the same period, i.e. more than twice the market’s growth rate, which highlights the strength of our academic value proposition and our team’s outstanding execution. The continued expansion within the DE segment – in all Brazilian regions - is fully aligned with our core strategy, as we seek to increase market share in an asset-light segment which will drive profitability through scale.

As a reminder, MEC has granted us a CI1 score of five, which is the highest score possible. Moreover, in October 2020 MEC announced that our average IDD2 increased from 3.08 to 3.33, while the average of digital education private institutions shrank from 2.78 to 2.63 in the same period, which means that Vitru’s average IDD is now 26.8% above the market’s average, confirming the higher value proposition for our students.

Likewise, we are very pleased with the results of the annual survey conducted by Great Place to Work (GPTW) on the satisfaction level of our employees, released in November 2020.  The survey revealed that in 2020 we reached an overall score of 86 on a scale of 0 to 100, our highest level to date.  This significant accomplishment validates our people-oriented culture, which is paramount in the segments we operate.

We have also been structuring initiatives that enhance our product offerings and distribution channels, thereby accelerating our organic growth even further. In this sense, in early 2021 we announced important developments, including a pilot project to offer technical courses and a partnership with Brazilian gym chain Smart Fit, the largest network of gym centers in Latin America. The technical courses project is part of the Vitru’s strategy to expand complementary offerings throughout the students’ lifelong journey, providing an opportunity for students to follow a certificate program (technical courses) in parallel with high school studies or prior to their enrollment in an undergraduate degree. As part of the first phase of a pilot project, there are three technical courses already authorized and being offered at ten hubs located in certain states of Brazil. On top of an additional revenue source, this initiative can contribute to a dilution of our customers acquisition cost, as these students may extend their learning journey with the pursuit of an undergraduate degree afterwards. Regarding the partnership with Smart Fit, Uniasselvi will become the post-secondary institution responsible for certifying the Fitness continuing education course that Smart Fit offers to its employees. In addition, Uniasselvi's Physical Education undergraduate courses - in hybrid digital model and intended for the general public - are now offered in partnership with Smart Fit within preset units.

As we look forward to 2021, we will remain focused on delivering our mission and positively impacting the lives of hundreds of thousands of Brazilians, while improving operational and financial metrics.  Although the uncertainties of Covid-19 pandemic are still present, and they continue to demand quick decision making, the Vitru team has the strength and confidence needed to keep delivering a superior performance.  The preliminary numbers regarding the intake process for the first half of 2021 are strong, confirming the attractiveness of our academic model and the attributes of our brand.  Furthermore, our focus in also on the selective pursuit of M&A opportunities aligned with the stated use of proceeds of our primary offering in the IPO.  Finally, it is now clearer than ever that the Digital Education segment in Brazil is at a tipping point, with increased market prospects going forward given the changes, accelerated by the pandemic, in the customer’s digital habits and preferences.  With our strategic focus, a disciplined capital allocation mindset and purposeful actions, Vitru could not be better positioned to grow even further in 2021.

1 CI or Institutional Concept is a quality indicator for postsecondary education institutions measured and published by the MEC through evaluations that comprise educational organization aspects, such as institutional planning and development, academic and management subjects. The CI score has a scale of 1 to 5.

2 The IDD is intended to provide a reference of the real added value of the post-secondary studies to the development of each student, as it compares the results of a standard evaluation taken at the end of high school with the performance of the same student at college graduation

4Q20 and 2020 Results	3

CONFERENCE CALL AND WEBCAST INFORMATION

Vitru will discuss its fourth quarter 2020 results via conference call.

When: Wednesday, March 31th, 2021 at 4:30 p.m. ET (5:30 p.m. BR).

Dial-in: +(833) 614-1391 (U.S. Toll-Free); +1 (914) 987-7112 (International).

Conference ID: 8152378.

Webcast: https://investors.vitru.com.br/

Replay: available at our website.

Carlos Freitas
Chief Financial and Investor Relations Officer

Maria Carolina de Freitas Gonçalves	Investor Relations Contact
Financial and Investor Relations Manager	ir@vitru.com

4Q20 and 2020 Results	4

4Q20 and 2020 highlights

●	Launch of the new Digital Platform for Content Delivery, improving the student experience;
●	Partnership with Smart Fit, the largest network of fitness clubs in Latin America, enriching the course offering in physical education degree;
●	Launch of a pilot project in technical courses, a promising growth avenue;
●	Almost 302 thousand digital education students;
●	A healthy average ticket in the DE Undergraduate segment of R$ 263.6 per student in 2H20, up 3.5% when compared to 2H19, despite the COVID-19 challenges;
●	Net revenue in the core DE Undergraduate business increasing 33.2% in 4Q20 vs 4Q19, with Consolidated Net Revenues up 16.5%;
●	Consolidated Adjusted EBITDA up 24.7% for full year 2020 vs 2019, with Adjusted EBITDA Margin increasing 2.7 percentage points (p.p.) to 28.2% in 2020;
●	Adjusted Net Income up 70.2% for full year 2020 vs 2019;
●	Cash Flow from Operations of R$ 141.6 million in 2020, with a solid improvement to 88.2% in Adjusted Cash Flow Conversion from Operations (vs 75.4% in 2019).

Table 1: Key financial highlights

R$million (except otherwise stated)	4Q19	4Q20	% Chg	2019	2020	% Chg
Net Revenue	117.2	136.5	16.5%	461.1	519.2	12.6%
DE Undergraduate Net Revenue	85.4	113.7	33.2%	336.3	423.0	25.8%
Adjusted EBITDA[1]	19.6	39.2	100.0%	117.6	146.6	24.7%
Adjusted EBITDA Margin	16.7%	28.7%	12.0pp	25.5%	28.2%	2.7pp
Adjusted Net Income[2]	3.8	19.0	399.0%	57.7	98.2	70.2%
Cash flow from operations	14.6	22.0	50.7%	98.0	141.6	44.5%
Adjusted cash flow conversion from operations[3]	59.3%	45.3%	-14.0pp	75.4%	88.2%	12.8 pp

(1)	For a reconciliation of Adjusted EBITDA see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA” at the end of this document. Please refer as well to section “Net impairment losses on financial assets” for more explanations on the Adjusted EBITDA variations between 2019 and 2020.
(2)	For a reconciliation of Adjusted Net Income, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income” at the end of this document.
(3)	For a reconciliation of Adjusted Cash Flow Conversion from Operations, see “—Reconciliations of Non-GAAP Financial Measures—Reconciliation of Adjusted Cash Flow Conversion from Operations” at the end of this document.

4Q20 and 2020 Results	5

Businesses Seasonality

Vitru’s digital education undergraduate courses are structured around separate monthly modules. This enables students to enroll in digital education courses at any time during a semester. Despite this flexibility, Vitru generally experiences a higher number of enrollments in the first semester of each year than in the second semester of each year, due to the high school calendar in Brazil, where classes conclude in December. New enrollments in Digital Education Undergraduate courses are concentrated in the 1st and 3rd quarters (beginning of academic semesters in Brazil).

The seasonality in enrollments has a direct impact on revenues. In addition, Vitru generally records higher revenue in the second and fourth quarters of each year reflecting the impact of the dynamics of the intake cycle.

Additionally, a significant portion of expenses are also seasonal. For example, due to the nature of the intake cycle, a relevant amount of selling and marketing expenses are incurred in connection with the first semester intake, particularly in the first quarter of each year.

Below is the breakdown of the consolidated Adj. EBITDA and the intake of the Digital Education Undergraduate segment over the past four quarters of the financial years ended on December 31, 2019 and 2020:

4Q20 and 2020 Results	6

OPERATING RESULTS

Students base and hubs

The number of enrolled students is a relevant operational metric for Vitru. As of December 31, 2020 Vitru had 309.6 thousand students enrolled in the courses provided, an increase of 28.5% over the same period of the prior year.

Another relevant metric is the percentage of digital education students to total enrolled students, which best demonstrates the focus on digital education (comprising both undergraduate courses and continuing education courses) and its relevance to the services offered. As of December 31, 2020 students enrolled in digital education represented 97.4% of the total number of enrolled students, up 1.3 percentage point (pp) from the same period of the prior year.

It is important to highlight that the number of hubs is one of the drivers that enable the Company to increase its enrolled students base. A relevant portion of Vitru’s growth is driven by the expansion and subsequent maturation of the hubs.

Vitru has substantially expanded its operations and geographic presence throughout Brazil with the opening of new hubs in the last years. In fact, 88.3% of the current 709 hubs are still ramping up, representing a substantial growth avenue: the current maturation ratio of such hubs is only 30.1%. The Company estimates that a typical hub reaches its full capacity in terms of the number of students (and hence is deemed to be mature) after seven or eight years of operations.

Table 2: Student base and hubs

‘000 and %	4Q19	3Q20	4Q20	Δ4Q20 x 4Q19	Δ4Q20 x 3Q20
Total enrolled students	240.9	297.5	309.6	28.5%	4.0%
% Digital education to total enrolled students	96.1%	97.2%	97.4%	1.3 pp	0.2 pp
Number of digital education students	231.6	289.1	301.5	30.2%	4.3%
Undergraduate students	195.6	243.0	257.0	31.4%	5.7%
Graduate students	36.0	46.0	44.6	24.0%	-3.2%
Number of hubs	545	662	709	30.1%	7.1%
% of Expansion hubs (i.e. excluding Base hubs)	84.6%	87.3%	88.3%	3.7 pp	1.0 pp
Theoretical maturation index (i)	24.7%	31.0%	30.1%	5.4 pp	-0.9 pp

(i)	The Company calculates the theoretical maturation index as the actual number of students per hub of the Expansion hubs divided by theoretical number of students it expects to achieve as of the maturity of the same hubs. The index comprises all Expansion hubs as of end of each period, and hence it can actually decrease in a given quarter as new Expansion hubs open.

4Q20 and 2020 Results	7

Tuition and Ticket

Table 3: Tuitions and ticket

	4Q19	4Q20	% Chg	2019	2020	% Chg
Digital Education Undergraduate Tuitions (R$MM) (i)	130.9	177.4	35.5%	522.7	670.2	28.2%
Average Ticket DE undergraduate (R$/month) (ii)	254.6	263.6	3.5%	n.a.	n.a.	n.a.

(i)	The tuitions are net of cancellations
(ii)	In the end of the second semester, the Company calculates the “Average Ticket DE undergraduate (R$/month)” as the sum of the Digital Education Undergraduate Tuitions net of cancellations of the semester divided by the average number of students at the end of the semester and the number of students at the beginning of the semester adjusted by the sum of non-renovation student base.

The compelling strength and sustainability of Vitru’s growth and the maturation of its hubs can be demonstrated by the total amount charged as courses tuition from digital education undergraduate students (which is the sum of gross revenue and the hub partners’ portion of the tuition less other academic revenue and cancellations).

DE Undergraduate tuitions for 4Q20 amounted to R$177.4 million, 35.5% higher than the R$130.9 million recorded in 4Q19, reflecting the maturation and increase in the number of hubs. For 2020, DE Undergraduate tuitions totaled R$ 670.2 million, 28.2% higher than the R$ 522.7 million in the same period of the previous year, reflecting mostly the organic increase in the number of students enrolled in digital education undergraduate courses.

The average monthly ticket of Digital Education Undergraduate courses increased 3.5%, from R$254.6 in 2H19 to R$ 263.6 in 2H20. This growth of average ticket in DE Undergraduate, despite the substantial increase in the number of new students (which enroll throughout the intaking period and hence “dilute” the average ticket), confirms the strength of the UNIASSELVI brand, its market positioning and its differentiated hybrid model. Average tickets are presented by semester to reflect the academic calendar, which is built on a semester basis.

FINANCIAL RESULTS

Net Revenue

4Q20 and 2020 Results	8

Consolidated Net Revenue in 4Q20 was R$136.5 million, up 16.5% from 4Q19. For 2020, Consolidated Net Revenue was R$519.2 million, an increase of 12.6% over the prior year. This organic growth was driven by the increase in the number of enrolled students in the Digital Education undergraduate segment.

Net Revenue Breakdown (%)

Net Revenue from digital education undergraduate courses in 4Q20 was R$113.7 million, up 33.2% from R$85.4 million in 4Q19, solely on an organic basis. For 2020, Net Revenue from digital education undergraduate courses was R$423.0 million, up 25.8% from R$336.3 million in the previous year. This achievement was primarily driven by the 35.5% increase in the student base, as a result of the aforementioned expansion and maturation in operational hubs.

Net Revenue from continuing education courses for 4Q20 was R$10.6 million, down 21.0% from R$13.4 million in 4Q19. Net Revenue for 2020 was R$40.6 million, down 13.8% from R$47.1 million in 2019. In 2019 the Company secured certain timely revenues, including some public-bidding contracts for the development of lifelong specialization courses. These processes were significantly reduced by local governments as a consequence of the COVID-19 pandemic, therefore impacting these revenues in 2020. Furthermore, the intake process of graduate courses was negatively impacted throughout the year by the restrictions related to the pandemic, as the hubs (that play a relevant role as sales channel) were closed for most of the period. Nevertheless, it is important to highlight that the recent intake run-rate numbers provide more promising perspectives for this segment.

Net Revenue from on-campus undergraduate courses in 4Q20 amounted to R$12.2 million, a decrease of 33.6% from R$18.3 million in 4Q19. Net Revenue for 2020 was R$55.6 million, down 28.4% from R$77.6 million in 2019. The decrease was primarily attributable to the ongoing shift to digital education as a whole, as a result of the increased number and attractiveness of digital education undergraduate courses, a trend that accelerated due to the COVID-19 pandemic. The decline in the on-campus performance is in line with

4Q20 and 2020 Results	9

the Company’s expectation that the contribution and relevance of this segment to consolidated results will continue decreasing over time.

Table 4: Net Revenue Breakdown
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
Digital education undergraduate	85.4	113.7	33.2%	336.3	423.0	25.8%
Continuing education	13.4	10.6	-21.0%	47.1	40.6	-13.8%
On-campus undergraduate	18.3	12.2	-33.6%	77.6	55.6	-28.4%
Net Revenue	117.2	136.5	16.5%	461.1	519.2	12.6%

Cost of Services

Cost of services in 4Q20 amounted to R$56.7 million, 13.2% higher than the R$50.1 million reported in 4Q19. Cost of services includes certain one-time restructuring costs as well as depreciation and amortization expenses, which were R$11.2 million in 4Q20 and R$7.2 million in 4Q19.

Cost of services as reported in the Adjusted EBITDA calculation was R$45.5 million in 4Q20 and R$42.9 million in 4Q19, representing a year-over-year increase of 6.1%, but a decrease of 3.3 p.p. as a percentage of Net Revenue in each period. This decrease was primarily attributable to optimizations in personnel costs.

Table 5: Cost of Services
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
Cost of Services	50.1	56.7	13.2%	211.6	221.5	4.7%
(-) Depreciation and amortization	(6.8)	(10.2)	50.0%	(24.9)	(36.8)	47.8%
(-) Impairment of non-current assets	(0.2)	—	n.a.	(0.2)	—	n.a.
(-) Restructuring expenses	(0.2)	(1.0)	400.0%	(4.5)	(4.3)	-4.4%
Cost of Services for Adj. EBITDA calculation	42.9	45.5	6.1%	182.0	180.4	-0.9%
as % of Net Revenue	36.6%	33.3%	-3.3 pp	39.5%	34.7%	-4.8 pp

Gross Profit and Gross Margin

Gross Profit in 4Q20 was R$79.8 million, 18.9% higher than the R$67.1 million in the 4Q19, while Gross Margin increased 120 basis points or 1.2 pp to 58.5% from 57.3% 4Q19. Gross Profit in 2020 was R$297.7 million, up 19.3% from R$249.5 million in 2019, while Gross Margin increased 320 basis points or 3.2 pp to 57.3% from 54.1% 2019. This increase was primarily attributable to the aforementioned optimization in personnel costs as well as overall gains generated from scale.

4Q20 and 2020 Results	10

Operating Expenses

SG&A Expenses

Selling expenses in 4Q20 were R$19.1 million, a decrease of R$14.6 million, or 43.3%, compared to 4Q19. This decrease was primarily attributable to depreciation and amortization expenses and impairment of non-current assets during 4Q19. Selling expenses were 14.3% lower in 2020 (R$86.6 million) vs 2019 (R$101.0 million).

Selling expenses as reported in the Adjusted EBITDA calculation (i.e. excluding the aforementioned depreciation and amortization expenses and impairment of non-current assets) were R$19.1 million in 4Q20 and R$19.9 million in 4Q19 representing a YoY decrease of 4.0%. Selling expenses were R$83.3 million and R$68.6 million in 2020 and 2019 respectively, equivalent to a YoY increase of 21.4%.

Table 6: Selling expenses
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
Selling expenses	33.7	19.1	-43.3%	101.0	86.6	-14.3%
(-) Depreciation and amortization expenses	(6.2)	—	n.a.	(24.8)	(3.3)	-86.7%
(-) Impairment of non-current assets	(7.6)	—	n.a.	(7.6)	—	n.a.
Selling expenses for Adj. EBITDA calculation	19.9	19.1	-4.0%	68.6	83.3	21.4%
as % of Net Revenue	17.0%	14.0%	-3.0 pp	14.9%	16.0%	1.1 pp

The full year increase is attributable to the strong growth in Digital Education in 2020 (as most of the Selling Expenses is aimed at attracting new students for the DE Undergraduate segment) as well as higher expenses with online advertising as a response the challenges related to the COVID-19 pandemic, when the hubs (an important channel in the Company’s sales process) were mostly closed. Nevertheless, despite these issues, the Customer Acquisition Cost (CAC) decreased 9.4% in 2020 to R$345 per new student in the DE Undergraduate segment, compared to R$381 per new student in 2019, as provided in the table below:

Table 7: Customer Acquisition Costs
R$million	2S19	2S20	% Chg	2019	2020	% Chg
Selling expenses for Adj. EBITDA calculation	33.2	36.6	10.2%	68.6	83.3	21.4%
Number of intake students (DE Undergraduate)	78.2	109.4	39.8%	180.2	241.4	34.0%
Selling expenses per intake in the period (CAC)	424.4	334.6	-21.2%	380.8	345.1	-9.4%

4Q20 and 2020 Results	11

Reported General and Administrative (G&A) expenses in 4Q20 were R$47.8 million, a decrease of R$15.8 million, or 33.1%, compared to 4Q19. Fourth quarter 2019 was negatively impacted mostly by expenses related to our share-based compensation plan and one-time impairment charges of non-current assets (the on-campus segment). For full year 2020, G&A expenses were 41.0% lower than 2019, primarily due to one-time impairment charges of R$43.2 million for non-current assets (the on-campus segment) taken in 2019.

G&A expenses as reported in the Adjusted EBITDA calculation were R$15.6 million in 4Q20 and R$10.1 million in 4Q19, representing an increase of 54.5%. This increase was mostly due to a higher provision incurred in 4Q20 for the full 2020 bonus, in line with our annual variable compensation plan. Regarding 2020, Adjusted G&A expenses were R$47.7 million compared with R$43.0 million in 2019 and Adjusted G&A expenses as a percentage of Net Revenue were 9.2% in 2020, a decrease of 0.1 pp compared to 9.3% in 2019.

Table 8: G&A expenses
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
General and Administrative (G&A) expenses	47.8	32.0	-33.1%	125.3	73.9	-41.0%
(-) Depreciation and amortization expenses	(3.3)	(3.9)	18.2%	(12.7)	(11.4)	-10.2%
(-) Share-based compensation plan	(22.6)	(11.4)	-49.6%	(26.4)	(11.9)	-54.9%
(-) Impairment of non-current assets	(11.8)	—	n.a.	(43.2)	—	n.a.
(-) Restructuring, M&A and pre-offering expenses	—	(1.1)	n.a.	—	(2.9)	n.a.
G&A expenses for Adj. EBITDA calculation	10.1	15.6	54.5%	43.0	47.7	10.9%
as % of Net Revenue	8.6%	11.4%	2.8 pp	9.3%	9.2%	-0.1 pp

Net impairment losses on financial assets

Net impairment losses on financial assets represent the provisions for doubtful accounts, or PDA. In 4Q19, the Company implemented a stricter policy for the calculation of the PDA, which has been in place since then. As a consequence of that, a substantially higher PDA charge was reflected in 4Q19 (R$26.4 million, equivalent to 23% of Net Revenue, as shown in the chart below), which retroactively compensated for the abnormally low PDA charge in 3Q19 (R$6.5 million). In 4Q20, the PDA impact was R$20.6 million.

Regarding the full year amount, the PDA impact was R$76.8 million in 2020 vs R$58.2 million in 2019. The year over year increase in the annual rate is mainly explained by changes in the mix of students.

4Q20 and 2020 Results	12

Adjusted EBITDA

Adjusted EBITDA in 4Q20 totaled R$39.2 million, up 100.0% from R$19.6 million in 4Q19. Adjusted EBITDA Margin was 28.7%, a 12.0 pp increase compared to 16.7% for 4Q19. Regarding 2020, Adjusted EBITDA was R$146.6 million up from R$117.6 million in 2019, which represented an increase of R$29.0 million or 24.7%, led by the growth of the Digital Education Undergraduate segment.  Adjusted EBITDA margins for 2020 and 2019 were 28.2% and 25.5%, respectively. These increases in the Adj. EBITDA margins were primarily attributable to the improvement of the Gross Margin, due to optimization of personnel costs and overall gains from scale in 2020.

Notes: (i) all figures in this slide include the adjustments applied in our definition of Adjusted EBITDA; (ii) PDA is defined as “Net impairment losses on financial and contract assets” in our Financials

Adjusted Net Income

4Q20 and 2020 Results	13

Adjusted Net Income in 4Q20 was R$19.0 million, up 399% from the same period of the prior year. This increase reflects the growth in Adjusted EBITDA as previously mentioned. For 2020, Adjusted Net Income was R$98.2 million, a 70% increase over the same period in the prior year, reflecting the increase in Adjusted EBITDA in 2020, and certain one-time events: the recognition of deferred taxes assets (R$10.6MM) and non-taxable foreign exchange gains (R$10.8MM) in 2020.

Cash Flow and Cash Conversion from Operations

Table 9: Cash Flow & Cash Conversion
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
Cash Flow from Operations	14.6	22.0	50.7%	98.0	141.6	44.5%
(+) Income Tax Paid	(3.1)	(5.2)	67.7%	(12.7)	(18.7)	47.2%
Adjusted Cash Flow from Operations	11.5	16.8	46.1%	85.3	122.9	44.1%
Adjusted EBITDA	19.6	39.2	100.0%	117.6	146.6	24.7%
(-) Non-recurring Expenses	(0.2)	(2.1)	950.0%	(4.5)	(7.2)	60.0%
Adjusted EBITDA including Non-recurring Expenses	19.4	37.1	91.2%	113.1	139.4	23.3%
Adjusted Cash Flow Conversion from Operations[1]	59.3%	45.3%	-14 pp	75.4%	88.2%	12.8 pp

(1)	The Company calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which we calculate as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking non-recurring expenses into consideration). Adjusted Cash Flow Conversion from Operations is a non-GAAP measure. The calculation of Adjusted Cash Flow Conversion from Operations may be different from the calculation used by other companies, including competitors in the industry, and therefore, the Company’s measures may not be comparable to those of other companies. For further information see “Non-GAAP Financial Measures”.

The annual Adjusted Cash Flow Conversion from Operations increased to 88.2% in 2020 from 75.4% for 2019. This increase of 12.8pp was primarily attributable to the strong improvement in cash flow from operations through a continued discipline in receivables management.

CAPEX

Table 10: CAPEX
R$million	4Q19	4Q20	% Chg	2019	2020	% Chg
Investing activities	11.8	10.0	-15.3%	44.8	56.4	25.9%
Property and equipment	5.3	3.4	-35.8%	28.5	25.5	-10.5%
Intangible assets	6.5	6.6	1.5%	16.3	30.9	89.6%
Investing activities as % of Net Revenue	10.1%	7.3%	-2.8 pp	9.7%	10.9%	1.2 pp

Capital Expenditures in 4Q20 totaled R$10.0 million, 15.3% lower than the R$11.8 million in 4Q19. For 2020, CAPEX was R$56.4 million, a 25.9% increase over the same period in the prior year. This increase was mainly due to the growth in investments in intangible assets, such as software development and academic content, which is a fundamental pillar of the Company’s tech-enabled business model.

4Q20 and 2020 Results	14

ABOUT VITRU (NASDAQ: VTRU)

VITRU is the leading pure digital education postsecondary group in Brazil based on the number of enrolled undergraduate students as of December 31, 2019 according to the Brazilian Ministry of Education (Ministério da Educação), or the MEC in October 2020, the latest data available.

Vitru is listed on the Nasdaq stock exchange in the United States (ticker symbol: VTRU) since September 18th, 2020 and its mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Through its subsidiaries, Vitru provides a complete pedagogical ecosystem focused on a hybrid distance learning experience for undergraduate and continuing education students. All the academic content is delivered in multiple formats (videos, eBooks, podcasts and html text, among others) through its proprietary Virtual Learning Environment, or VLE. The pedagogical model also incorporates in-person weekly meetings hosted by dedicated tutors who are mostly local working professionals in the subject area they teach. The Company believes that this unique tutor-centric learning experience sets it apart, creating a stronger sense of community and belonging and contributing to higher engagement and retention rates of its student base.

The Company’s results are based on three operating segments:

●	Digital education undergraduate courses. What differentiates Vitru’s digital education model is its hybrid methodology, which consists of weekly in-person meetings with on-site tutors, alongside the benefit of the virtual learning environment, where students are able to study where and when they prefer. The Company’s portfolio of courses is composed mainly of pedagogy, business administration, accounting, physical education, vocational, engineering and health-related courses. This is Vitru’s largest business unit, accounting for approximately 83% of net revenue of 4Q20.
●	Continuing education courses. Vitru offers continuing education and graduate courses predominantly in pedagogy, finance and business, but also in other subjects such as law, engineering, IT and health-related courses. Courses are offered in three different versions, consisting of (i) hybrid model, (ii) 100% online and (iii) on-campus;
●	On-campus undergraduate courses. Vitru has 14 campuses that offer traditional on-campus undergraduate courses, including engineering, law and health-related courses.

FORWARD – LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the impact of the COVID-19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition; our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior resulting from the COVID-19 outbreak, including after the outbreak has been sufficiently controlled; our competition; our ability to implement our business strategy; our ability to adapt to technological changes in the educational sector; the availability of government authorizations on terms and conditions and within periods acceptable to us; our ability to continue attracting and retaining new students; our ability to maintain the academic quality of our programs; our ability to maintain the

4Q20 and 2020 Results	15

relationships with our hub partners; our ability to collect tuition fees; the availability of qualified personnel and the ability to retain such personnel; changes in government regulations applicable to the education industry in Brazil; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; a decline in the number of students enrolled in our programs or the amount of tuition we can charge; our ability to compete and conduct our business in the future; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; general market, political, economic, and business conditions; and our financial targets. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the Brazilian economy.

The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in the most recent Rule 424(b)(1) prospectus of the Company. These documents are available on the SEC Filings section of the investor relations section of our website at: investors.vitru.com.br.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, VITRU uses Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations information for the convenience of the investment community, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

VITRU calculates Adjusted EBITDA as the net income (loss) for the period plus:

◾	deferred and current income tax, which is calculated based on income, adjusted based on certain additions and exclusions provided for in applicable legislation. The income taxes in Brazil consist of corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, CSLL, which are social contribution taxes;

4Q20 and 2020 Results	16

◾	financial results, which consists of interest expenses less interest income;
◾	depreciation and amortization;
◾	interest on tuition fees paid in arrears, which refers to interest received from students on late payments of monthly tuition fees and which is added back;
◾	impairment of non-current assets, which consists of impairment charges associated with on-campus undergraduate courses segment, given the deterioration in the prospects of this business;
◾	share-based compensation plan, which consists of non-cash expenses related to the grant of share-based compensation, as well as fair value adjustments for share-based compensation expenses classified as a liability in the consolidated financial statements;
◾	other income (expenses), net, which consists of other expenses such as contractual indemnities and deductible donations among others;
◾	M&A, pre-offering expenses and restructuring expenses, which consists of adjustments that Company believes are appropriate to provide additional information to investors about certain material non-recurring items. Such M&A, pre-offering expenses and restructuring expenses comprise: mergers and acquisitions, or M&A, and pre-offering expenses, which are expenses related to mergers, acquisitions and divestments (including due diligence, transaction and integration costs), as well as the expenses related to the preparation of offerings; and restructuring expenses, which refers to expenses related to employee severance costs in connection with organizational and academic restructurings.

VITRU calculates Adjusted Net Income as net income (loss)for the period plus:

◾	share-based compensation plan, as defined above;
◾	M&A, pre-offering expenses and restructuring expenses, as defined above;
◾	impairment of non-current assets, as defined above;
◾	amortization of intangible assets recognized as a result of business combinations, which refers to the amortization of the following intangible assets from business combinations: software, trademark, distance learning operation licenses, non-compete agreements, customer relationship and teaching-learning material. For more information, see notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission;
◾	interest accrued at the original effective interest rate (excluding restatement as a result of inflation) on the accounts payable from the acquisition of subsidiaries, related to the acquisition of our operating units from Kroton in 2016 and 2017. See notes to the unaudited interim condensed consolidated financial statements in the Company’s filings with the U.S. Securities and Exchange Commission; and
◾	corresponding tax effects on adjustments, which represents the tax effect of pre-tax items excluded from adjusted net income (loss). The tax effect of pre-tax items excluded from adjusted net income (loss) is computed using the statutory rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances.

4Q20 and 2020 Results	17

VITRU calculates Adjusted Cash Flow Conversion from Operations as adjusted cash flow from operations (which is calculated as cash from operations plus income tax paid) divided by Adjusted EBITDA (as defined above but without taking M&A, pre-offering expenses and restructuring expenses into consideration).

Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations are the key performance indicators used by Vitru to measure the financial performance of its core operations and Vitru believes that these measures facilitate period-to-period comparisons on a consistent basis. As a result, its management believes that these non-GAAP financial measures provide useful information to investment community. These summarized, non-audited or non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Additionally, the calculations of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Vitru’s measures may not be comparable to those of other companies. For a reconciliation of Adjusted EBITDA, Adjusted Net Income and Adjusted Cash Flow Conversion from Operations to the most directly comparable IFRS measure, see the tables in the end of this document.

4Q20 and 2020 Results	18

FINANCIAL TABLES

Unaudited Interim condensed consolidated statements of income for the three-months and twelve-months periods ended December 31, 2020 and 2019 (in millions of Brazilian Reais, except earnings per share)

	4Q19	4Q20	2019	2020

NET REVENUE	117.2	136.5	461.1	519.2

Cost of services rendered	(50.1)	(56.7)	(211.6)	(221.5)

GROSS PROFIT	67.1	79.8	249.5	297.7

General and administrative expenses	(47.8)	(32.0)	(125.3)	(73.9)
Selling expenses	(33.7)	(19.1)	(101.0)	(86.6)
Net impairment losses on financial assets	(26.4)	(20.6)	(58.2)	(76.8)
Other income (expenses), net	0.2	(2.0)	(0.9)	0.5
Operating expenses	(107.7)	(73.7)	(285.4)	(236.8)

OPERATING PROFIT (LOSS)	(40.6)	6.1	(35.9)	60.9

Financial income	3.9	8.0	19.1	36.5
Financial expenses	(17.8)	(28.0)	(60.3)	(64.4)
Financial results	(13.9)	(20.0)	(41.2)	(27.9)

PROFIT (LOSS) BEFORE TAXES	(54.5)	(13.9)	(77.1)	33.0

Current income taxes	(4.0)	3.0	(14.8)	(19.5)
Deferred income taxes	13.4	8.8	25.7	38.6
Income taxes	9.4	11.8	10.9	19.1

NET INCOME (LOSS)	(45.1)	(2.1)	(66.2)	52.1

Other comprehensive income	—	—	—	—

TOTAL COMPREHENSIVE PROFIT (LOSS)	(45.1)	(2.1)	(66.2)	52.1

Basic earnings (loss) per share (R$)	(1.96)	(0.09)	(3.93)	2.79
Diluted earnings (loss) per share (R$)	(1.96)	(0.09)	(3.93)	2.68

4Q20 and 2020 Results	19

Unaudited Interim condensed consolidated Balance Sheets as of December 31, 2020 and 2019 (in millions of Brazilian Reais)

	December 31,	December 31,
	2019	2020
ASSETS

CURRENT ASSETS

Cash and cash equivalents	2.5	85.9
Short-term investments	72.3	515.2
Trade receivables	88.1	115.1
Income taxes recoverable	4.8	2.2
Prepaid expenses	8.9	10.2
Other current assets	1.8	3.1
	178.4	731.7

Assets classified as held for sale	36.4	—

TOTAL CURRENT ASSETS	214.8	731.7

NON-CURRENT ASSETS

Trade receivables	3.8	6.9
Indemnification assets	14.8	9.2
Deferred tax assets	37.1	50.8
Other non-current assets	1.4	3.6

Right-of-use assets	88.5	127.9
Property and equipment	70.0	96.7
Intangible assets	658.2	661.0

TOTAL NON-CURRENT ASSETS	873.8	956.1
TOTAL ASSETS	1,088.7	1,687.8

4Q20 and 2020 Results	20

	December 31,	December 31,
	2019	2020
LIABILITIES

CURRENT LIABILITIES

Trade payables	30.0	32.2
Loans and financing	—	151.8
Lease liabilities	17.3	23.4
Labor and social obligations	16.8	26.7
Income taxes payable	—	—
Taxes payables	1.7	2.4
Prepayments from customers	3.2	9.7
Accounts payable from acquisition of subsidiaries	128.9	135.0
Other current liabilities	0.3	1.4
	198.1	382.6

Liabilities directly associated with assets classified as held for sale	23.3	—

TOTAL CURRENT LIABILITIES	221.4	382.6

NON-CURRENT

Loans and financing	—	—
Lease liabilities	85.9	126.0
Share-based compensation	34.9	46.2
Accounts payable from acquisition of subsidiaries	250.7	139.9
Provisions for contingencies	18.4	14.4
Deferred tax liabilities	25.0	—
Other non-current liabilities	1.1	0.7

TOTAL NON-CURRENT LIABILITIES	416.0	327.2

TOTAL LIABILITIES	637.3	709.8

EQUITY

Share capital	548.4	—
Capital reserves	(1.2)	1,022.1
Revenue reserves	0.4	—
Retained earnings (Accumulated losses)	(96.2)	(44.1)

TOTAL EQUITY	451.3	978.0

TOTAL LIABILITIES AND EQUITY	1,088.7	1,687.8

4Q20 and 2020 Results	21

Unaudited Interim condensed consolidated statements of cash flows for the years ended December 31, 2020 and 2019 (in millions of Brazilian Reais)

	2019	2020
Cash flows from operating activities
Income before taxes	(77.1)	33.0
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	62.4	51.5
Impairment of non-current assets	51.0	—
Net impairment losses on financial assets	58.2	76.9
Provision for revenue cancellation	(0.4)	(2.1)
Provision for contingencies	3.8	3.7
Accrued interests	45.0	34.1
Share-based compensation	26.4	11.8
Modification of lease contracts	—	(0.9)
Lease discounts	—	(2.0)
Loss on sale or disposal of non-current assets	—	—
Changes in operating assets and liabilities:
Trade receivables	(80.0)	(79.5)
Prepayments	(1.9)	(1.2)
Other assets	(0.9)	(0.3)
Trade payables	13.9	1.3
Labor and social obligations	3.4	7.3
Other taxes payable	(1.6)	0.8
Prepayments from customers	2.1	6.3
Other payables	(6.4)	0.7
Cash from operations	98.0	141.5

Income tax paid	(12.7)	(18.7)
Interest paid	(27.5)	(41.7)
Contingencies paid	(1.7)	(5.2)
Net cash provided by operating activities	56.0	75.9

Cash flows from investing activities
Purchase of property and equipment	(28.5)	(25.6)
Purchase and capitalization of intangible assets	(16.3)	(30.9)
Payments for the acquisition of interests in subsidiaries	(108.0)	(117.2)
Proceeds from (acquisition of) short-term investments, net	103.2	(436.6)
Net cash used in investing activities	(49.5)	(610.3)

Cash flows from financing activities
Payments of lease liabilities	(6.1)	(6.2)
Proceeds from loans and financing	—	150.0
Proceeds from initial public offering	—	521.6
Share issuance costs	—	(47.6)
Capital contributions	1.9	—
Share repurchase	(2.2)	—
Net cash (used in) provided by financing activities	(6.5)	617.8

Net increase in cash and cash equivalents	0.1	83.5
Cash and cash equivalents at the beginning of the year	2.4	2.5
Cash and cash equivalents at the end of the year	2.5	85.9

4Q20 and 2020 Results	22

Reconciliation of Adjusted EBITDA

R$millions	4Q19	4Q20	2019	2020
Profit (loss) for the year	(45.1)	(2.1)	(66.2)	52.1
(+) Deferred and current income tax	(9.4)	(11.8)	(10.9)	(19.1)
(+) Financial result	13.9	20.0	41.2	27.9
(+) Depreciation and amortization	16.3	14.1	62.4	51.5
(+) Interest on tuition fees paid in arrears	1.7	3.5	8.3	15.6
(+) Impairment of non-current assets	19.6	—	51.0	—
(+) Share-based compensation plan	22.6	11.4	26.4	11.9
(+) Other income (expenses), net	(0.2)	2.0	0.9	(0.5)
(+) M&A, pre-offering expenses and restructuring expenses	0.2	2.1	4.5	7.2
Adjusted EBITDA	19.6	39.2	117.6	146.6

Reconciliation of Adjusted Net Income

R$millions	4Q19	4Q20	2019	2020
Profit (loss) for the year	(45.1)	(2.1)	(66.2)	52.1
(+) M&A, pre-offering expenses and restructuring expenses	0.2	2.1	4.5	7.2
(+) Impairment of non-current assets	19.6	—	51.0	—
(+) Share-based compensation plan	22.6	11.4	26.4	11.9
(+) Amortization of intangible assets from business combinations	9.4	2.9	37.3	14.6
(+) Interest accrued on accounts payable from the acquisition of subsidiaries	6.0	4.6	23.4	18.0
(-) Corresponding tax effects on adjustments	(8.9)	0.1	(18.7)	(5.6)
Adjusted Net Income	3.8	19.0	57.7	98.2

Cash Conversion from Operations

R$millions	4Q19	4Q20	2019	2020
Cash from Operations	14.6	22.0	98.0	141.6
(+) Income tax paid	(3.1)	(5.2)	(12.7)	(18.7)
Adjusted Cash from Operations	11.5	16.8	85.3	122.9

Adjusted EBITDA	19.6	39.2	117.6	146.6
(-) M&A, pre-offering expenses and restructuring expenses	(0.2)	(2.1)	(4.5)	(7.2)
Adjusted EBITDA including M&A, pre-offering expenses and restructuring expenses	19.4	37.1	113.1	139.4

Adjusted Cash Flow Conversion from Operations	59.3%	45.3%	75.4%	88.2%

4Q20 and 2020 Results	23